PAUL J. MOONEY	(304) 234-2340
EXECUTIVE VP AND CFO	FAX (304) 234-2261
mooneypj@wpsc.com

October 3, 2007

FACSIMILE TRANSMITTAL

202-772-9368

Patricia Armelin

US Securities and Exchange Commission

Washington DC 20549

Dear Patricia:

Attached is the memorandum which you requested in our conversation yesterday morning. In addition to addressing each of the items enumerated in the bullets to Comment 6 of your letter of September 25, 2007, we have included a brief summary of the transaction and our analysis of it for accounting purposes.

We look forward to discussing this with you at your earliest convenience. Thank you for your time and consideration.

Sincerely,

/s/ Paul J. Mooney

Paul J. Mooney

Executive Vice President – Finance

and Chief Financial Officer

PJM/nld

1134 MARKET STREET, WHEELING, WV 26003

WHEELING-PITTSBURGH CORPORATION

ANALYSIS OF STATEMENT OF FINANCIAL

ACCOUNTING STANDARDS 141 (FASB NO. 141) AND RESPONSES

TO COMMENT NO. 6 IN THE STAFF’S LETTER OF COMMENT

DATED SEPTEMBER 25, 2007

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 120

We have evaluated the criteria of Statement of Financial Accounting Standards No. 141 (FASB No. 141), Business Combination, in connection with the proposed combination of Esmark Incorporated (Esmark) and Wheeling-Pittsburgh Corporation (Wheeling-Pittsburgh) described under the “Background” section below and have concluded that in all possible outcomes of the subject transaction that Esmark is the accounting acquirer of Wheeling-Pittsburgh under the relevant criteria contained therein. It is important to note that while there is a remote possibility that the current Wheeling-Pittsburgh stockholders, a diverse group, may ultimately end up with a slight numerical majority of New Esmark shares upon consummation of the merger, such numerical advantage does not tip the scales under FASB No. 141 to Wheeling-Pittsburgh being deemed the accounting acquirer. Under FASB No. 141 criteria, Esmark would still be considered the accounting acquirer because control would continue to rest with the Esmark stockholders by virtue of their concentrated significant minority interest as well as their control of the Board of Directors and senior management of New Esmark.

For these reasons, as more fully discussed below, it is respectfully submitted that the presentation of alternative pro forma is neither required nor warranted in this situation.

Background:

The former senior management of Wheeling-Pittsburgh reached a tentative agreement to effect a merger of Wheeling-Pittsburgh and Companhia Siderurgica National (CSN). The former Board of Directors of Wheeling- Pittsburgh agreed to the terms of the merger of Wheeling-Pittsburgh and CSN and agreed to present the proposed CSN merger to the stockholders of Wheeling-Pittsburgh after the annual stockholders meeting on November 17, 2006.

Esmark Incorporated (Esmark) publicly announced its intention to pursue a merger of Wheeling-Pittsburgh with Esmark, in competition with and in lieu of the proposed CSN merger. In order to effect the merger, Esmark initiated a proxy contest under which it presented a rival slate of director nominees to the Wheeling-Pittsburgh stockholders at the annual stockholders meeting held on November 17, 2006. The slate of director nominees presented by Esmark was intended to replace nine of the eleven members of the Board of Directors of Wheeling-Pittsburgh.

At the November 17, 2006 Wheeling-Pittsburgh annual stockholders meeting, the slate of directors nominated by Esmark was elected to the Wheeling-Pittsburgh Board of Directors, replacing nine of the eleven existing members of the Wheeling-Pittsburgh Board of Directors.

On December 1, 2006, the Esmark nominated Board of Directors of Wheeling-Pittsburgh appointed James P. Bouchard (who served and continues to serve as the Chairman of the Board and Chief Executive Officer of Esmark) as Chairman of the Board and Chief Executive Officer of Wheeling-Pittsburgh and appointed

Craig T. Bouchard (who served and continues to serve as Vice Chairman and President of Esmark) as Vice Chairman of the Board and President of Wheeling-Pittsburgh. On December 5, 2006, the newly elected Board of Directors approved the hiring of a new Executive Vice President, General Counsel and Secretary of Wheeling-Pittsburgh and approved the hiring of a new Chief Operating Officer of Wheeling-Pittsburgh Steel Corporation (the primary operating subsidiary of Wheeling-Pittsburgh), based principally on the recommendation of James P. Bouchard. As a result of these appointments, substantially all of the senior management of Wheeling-Pittsburgh was replaced by individuals recommended by James P. Bouchard and approved by the Esmark nominated Board of Directors, with the exception of the Chief Financial Officer of Wheeling-Pittsburgh.

In order to effect the merger of Esmark with Wheeling-Pittsburgh, an integrated plan was proposed by Esmark that incorporated the use of both purchase and put rights exercisable by existing stockholders of Wheeling-Pittsburgh, along with a standby purchase agreement to be entered into with funds managed by Franklin Mutual Advisers, LLC (collectively, the FMA Stockholders) (the beneficial owner of 72.14% of Esmark common stock). The purpose of the FMA Stockholders standby purchase agreement is (1) to guarantee funding for the merger, to the extent that existing Wheeling-Pittsburgh stockholders fail to elect to purchase shares of New Esmark or exercise a substantial number of put rights and (2) to guarantee the FMA Stockholders the right to acquire, at a minimum, an additional 2.6 million shares of New Esmark as a result of the merger.

As a result of the Esmark proxy contest and the proposed Esmark merger transaction:

•	Nine of eleven members of the former Board of Directors of Wheeling-Pittsburgh were replaced by Esmark nominees to the Board of Directors.

•

Substantially all of the senior management of Wheeling-Pittsburgh was replaced by Esmark personnel or individuals recommended by Esmark personnel and approved by the Esmark nominated Board of Directors, with the exception of the Chief Financial Officer of Wheeling-Pittsburgh.

•

The existing stockholders of Esmark will obtain stock in New Esmark ranging from a minimum of 43% to a maximum of 74%, considering all shares to be obtained by FMA Stockholders as an integrated block of voting shares of New Esmark without regard to source.

•

FMA Stockholders will obtain a minimum minority voting interest in New Esmark of at least 33%, considering all shares to be obtained by FMA Stockholders an integrated block of voting shares of New Esmark without regard to source.

•	The single-largest, unrelated stockholder of Wheeling-Pittsburgh will obtain a minority interest in New Esmark no greater than 8% of New Esmark.

*****

We have reviewed your response to comment 16 in our letter dated August 30, 2007 and have the following additional comments regarding your analysis of paragraph 17 of SFAS 141:

Please tell us which entity is larger on a fair value basis:

The fair value of Wheeling-Pittsburgh is estimated to approximate $306.7 million (15,335,483 shares at an assumed $20.00 per share value). Considering the conversion of Wheeling-Pittsburgh convertible debt into 3,400,000 shares of common stock immediately preceding the merger, the fair value of Wheeling-Pittsburgh is estimated to approximate $374.7 million (18,735,483 shares at an assumed $20.00 per share value).

The fair value of Esmark is estimated to approximate $350.0 million (17,500,000 shares at an assumed $20.00 per share value).

Please note that to the extent there are some shareholders who hold interests in both Esmark and Wheeling-Pittsburgh, you should consider that origin of these shares in calculating the percentage of shares that will be owned by former Esmark and Wheeling-Pittsburgh shareholders subsequent to the merger. For example, it appears that the FMA shareholders will receive shares as a result of their investment in both Esmark and Wheeling-Pittsburgh. However, you have attributed all of the FMA shares to Esmark instead of considering their investment in Wheeling-Pittsburgh.

The only significant shareholder which has an interest in both Esmark and Wheeling-Pittsburgh is the FMA Stockholders, by virtue of their investment in the convertible notes of Wheeling-Pittsburgh. FMA invested in the convertible notes of Wheeling-Pittsburgh in March 2007; after the proxy fight, after the board approved the merger of Wheeling-Pittsburgh and Esmark and principally for the purpose of providing additional liquidity needed by Wheeling-Pittsburgh at that time. Conversion of these notes will result in FMA Stockholders receiving 1.1 million shares of stock of New Esmark (or approximately 2.4% of the projected outstanding common stock of New Esmark as a result of the merger). While quantitatively these shares could be considered to represent Wheeling-Pittsburgh interests, we believe that, upon conversion of those notes into shares of New Esmark, FMA Stockholders are expected to vote them in the same manner as the shares which they receive as a result of their investment in Esmark and their purchase of shares in New Esmark pursuant to their standby purchase agreement. In any event, due to the other relevant criteria which we evaluated under FASB No. 141, this relatively small percentage ownership interest does not affect our conclusion.

To the extent that Wheeling-Pittsburgh has debt that is required or is assumed to convert into shares of common stock prior to the merger, the relevant common stock shares should be included in Wheeling-Pittsburgh ownership percentage calculation you have included in Exhibit I.

We have considered that all convertible notes outstanding prior to the merger are converted and the resultant New Esmark common shares are in the hands of previous Wheeling-Pittsburgh stockholders, except for those which result from convertible notes held by FMA Stockholders, as discussed above, or by Messrs. Bouchard, which are out of the money.

The shares that the FMA Stockholders will receive as a result of an additional new investment under the standby agreement should not be included in the calculation of the Esmark ownership percentage.

The FMA Stockholders willingness to participate in the merger transaction is predicated on their continuing interest in New Esmark. Indeed, rather than simply continue as stockholders in proportion to their conversion rights as Esmark stockholders, they have invested in the convertible notes of Wheeling-Pittsburgh in March 2007 which will further increase their interest. Most importantly, they have agreed to enter into the standby purchase agreement, which together with the purchase rights assure minimum liquidity of New Esmark between $50 and $200 million depending on the exercise of put rights. The standby purchase agreement assures that New Esmark will raise at least $200 million given our belief that Wheeling-Pittsburgh stockholders will not exercise their purchase rights in full. Without the standby purchase agreement, the put exercise feature could not be provided to Wheeling-Pittsburgh stockholders, because funding of the put would not be assured. Therefore, we view the exercise of shares issued pursuant to the standby purchase agreement to be a critical interrelated aspect of a single transaction.

As previously noted, for purposes of preparing the pro forma financial statements we have not assumed that all purchase rights will be exercised resulting in the FMA Stockholders exercising their right to purchase up to 2.6 million shares ($50 million) because to do so would be anti-conservative, i.e., pro forma financial statements showing New Esmark with assets $50 million greater than we believe is probable. However, this right further evidences the FMA Stockholders’ interest to retain a significant voting interest in New Esmark.

The purchase rights that Wheeling-Pittsburgh shareholders will receive result from their investment in Wheeling-Pittsburgh. As a result, these shares should be included in the calculation of the Wheeling-Pittsburgh ownership percentage.

We agree that the purchase rights provided to Wheeling-Pittsburgh stockholders pursuant to the merger should be included in the analysis of relevant stockholder percentage ownership. We have done so to the extent that we believe it is most likely that Wheeling-Pittsburgh stockholders will exercise such rights.

We believe that certain Wheeling-Pittsburgh stockholders, such as the VEBA Trust, are extremely unlikely to exercise their purchase rights. As indicated in our disclosures, we consider it to be more likely than not that the Wheeling-Pittsburgh stockholders, after consideration of the note conversion privileges and share exchange privileges taken together with their exercise of purchase rights will not represent a majority percentage ownership of New Esmark.

Please tell us if there are any special voting arrangements:

There are no special voting arrangements.

Please provide us with your analysis that considers the voting rights on a fully diluted basis and therefore includes the impact of vested options, warrants and other convertible securities:

As of June 30, 2007, Wheeling-Pittsburgh had fully vested stock options outstanding to acquire 28,452 shares of common stock of Wheeling-Pittsburgh at a weighted average exercise price of $19.00 per share. Using the treasury stock method, this would equate to approximately 4,896 additional shares of common stock on a fully diluted basis, assuming a fair value of $20.00 per share.

At June 30, 2007, Wheeling-Pittsburgh had 413,378 stock unit awards outstanding, which will vest over time through March 2009. Using the treasury stock method, this would equate to 109,357 additional shares of common stock on a fully diluted basis, assuming a fair value of $20.00 per share.

Please provide us with a more comprehensive explanation regarding why you view the FMA shareholders as one minority shareholder. It appears that these shares are held in various funds managed by Franklin:

The shares of common stock held or to be held by FMA Stockholders are owned by various funds managed by Franklin Mutual Advisers, LLC (FMA) pursuant to certain investment management contracts. Such investment management contracts grant to FMA all investment and voting power over the securities owned by such investment funds. Therefore, FMA is deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the shares.

Tell us how you considered that significant percentage of shares that could be held by Stockholder No. 1 and Stockholder No. 2 of Wheeling-Pittsburgh if they elect and are able to fully exercise their purchase rights:

If Stockholder No. 1 and Stockholder No. 2, who are unrelated, fully exercise their purchase rights, they will, in combination, purchase an additional 4,058,619 shares of common stock of New Esmark (resulting in an ownership of approximately 17.4% of New Esmark). It has been assumed, in the pro forma financial statements, that Stockholder No. 1 and No. 2 will, separately, purchase an aggregate of 2,500,000 shares of common stock of New Esmark pursuant to their stock purchase rights so as to retain an interest in New Esmark that reflects their relative ownership interest in Wheeling-Pittsburgh (resulting in an ownership of approximately 14.0% of New Esmark) . If Stockholder No. 1 and Stockholder No. 2 fully exercise their purchase rights, this will result in their purchase of 1,558,619 additional shares of New Esmark (resulting in an additional ownership percentage of New Esmark of approximately 3.4%).

It appears that two of the directors of Wheeling-Pittsburgh are union designees. Please tell us if the union has the right to retain two directors.

Pursuant to the collective bargaining agreement between the union and Wheeling-Pittsburgh, the union is entitled to designate two directors on the Board of Directors of Wheeling-Pittsburgh. As to whether the union will have the same right with respect to New Esmark is not clear at this time and is assumed to be dependent on the provisions of the collective bargaining agreement to be negotiated between now and September 1, 2008 (the expiration of current agreement).

Notwithstanding the rights of the union, it appears that directors are elected annually and that there are no agreements which specify legal rights to appoint directors. As a result, is appears that if Wheeling-Pittsburgh shareholders are in a majority position at the time of the next election, they could replace the current Board of Directors.

We consider it unlikely that the Wheeling-Pittsburgh stockholders will be a majority position after the merger. If they were in a majority by a small percentage, such a majority would not represent a homogeneous voting block, as would the FMA Stockholders. Further, in the two most recent elections for directors to Wheeling-Pittsburgh’s Board of Directors, only 81% (2005) and 70% (2006) of outstanding votes were cast. Repetition of this pattern would make it impossible for the vote of the FMA Stockholders, let alone Esmark stockholders, to be overturned.

It appears that the employment agreements of James Bouchard, Craig Bouchard and Thomas Modrowski terminate 30 days after the merger. As a result, if the Wheeling-Pittsburgh shareholders obtain control and replace the Board, they could replace these employees.

As discussed above in response to the preceding bullet, it appears, based on the result of voting on similar matters put before the stockholders that an insufficient number of votes would likely be cast to overturn the vote of the FMA Stockholders, let alone the Esmark stockholders.

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